Exhibit 4.10
Dated 26 July 2007
WELLMAN INTERNATIONAL INVESTMENTS
DRS HOLDINGS NV
AURELIUS COMMERCIAL INVESTMENTS GMBH
AND
WELLMAN INC

AGREEMENT FOR THE SALE AND
PURCHASE OF THE SHARES OF WELLMAN INTERNATIONAL TRADING
AND MJR RECYCLING BV

McCann FitzGerald
Solicitors
Riverside One
Sir John Rogerson’s Quay
Dublin 2

Clause	Page
Schedule 4 Representations and Warranties

PART 1: INFORMATION
PART 2: ACCOUNTS AND FINANCIAL
PART 3: COMMERCIAL
PART 4: LITIGATION, COMPLIANCE WITH LAW
PART 5: EMPLOYMENT AND PENSIONS
PART 6: PROPERTY, PLANNING AND HEALTH & SAFETY
PART 7: TAX
PART 8: ENVIRONMENTAL

SCHEDULE 5 Working Capital Adjustment Mechanism

SCHEDULE 6 Deed of Tax Covenant

SCHEDULE 7 Unwind Documents

ANNEX A Working Capital Calculation 2006/2007

ANNEX B Working Capital Calculation Methodology

ANNEX C Disclosure Letter

THIS AGREEMENT (the “Agreement”) is made on 26 July 2007
BETWEEN
(1)	Wellman International Investments, a company registered in Ireland under number 143038 and having its registered office at 1 Stokes Place, St Stephen’s Green, Dublin 2; and

(2)	DRS Holdings NV, a company registered in Netherlands Antilles under number 71831 and having its registered office at 44, Schottegatweg Oost, Curacao, Netherlands Antilles,

each a “Seller” and together the “Sellers”;

(3)	Aurelius Commercial Investments GmbH, a company registered in Germany with the commercial registry of Munich under number HR B 168851 and having its registered office at Bavariaring 11, 80336, Munich, Germany (the “Buyer”); and

(4)	Wellman Inc, a company established in Delaware in the United States of America and having its corporate headquarters at 1041 521 Corporate Centre Drive, Fort Mill, South Carolina (the “Guarantor”); and
RECITALS:
(A)	Wellman International Trading (“WIT”) is a private unlimited company incorporated in Ireland under registration number 277532. Further particulars of WIT and of its subsidiaries are set out in Schedule 1, Part 1.

(B)	WIT has an authorised share capital of €100,000,002.50 divided into 100,000,000 ordinary shares of €1.00 each and 2 ordinary shares of €1.25 each, of which 88,163,063 ordinary shares of €1.00 each and 2 ordinary shares of €1.25 are issued and fully paid up.

(C)	MJR Recycling BV (“MJR”) is a private company with limited liability incorporated in the Netherlands, MJR has an authorised share capital of €90,000 divided into 900 ordinary shares of €100 each of which 181 ordinary shares of €100 each are issued and fully paid up. Further particulars of MJR are set out in Schedule 1, Part 2.

(D)	The Sellers are the beneficial owners of the entire issued share capital of WIT and MJR, which they have agreed to sell and which the Buyer has agreed to buy on the terms and subject to the conditions of this Agreement.

(E)	The Guarantor has entered into this Agreement for the purposes of guaranteeing the obligations of the Sellers in the manner hereinafter appearing.
NOW IT IS AGREED as follows:
1.	Interpretation

1.1	Definitions

In this Agreement unless the context requires otherwise:

“Accounts” means the audited combined balance sheet of (i) WIL on a consolidated basis, (ii) WIT and (iii) MJR, all as of the Accounts Date and the audited combined profit and loss statement of (i) WIL on a consolidated basis, (ii) WIT and (iii) MJR, for the year ended on the Accounts Date, together with the reports of the directors and auditors on those accounts and the notes to those accounts;

“Accounts Date” means 31 December 2006;

“Actual Success Fee Amount” means the amount of the Success Fee finally calculated in accordance with the provisions of the Success Fee Agreements;

“Actual Working Capital” means the amount of Working Capital set out in the Working Capital Statement prepared in accordance with Schedule 5;

“AIBCS Debt” means the amount of debt due by WIL and WIT to AIB Commercial Services Limited, being, as at the date of this Agreement, €12,750,000;

“Business Day” means a day other than a Saturday or Sunday or public holiday on which banks are generally open for business in Dublin, London and New York;

“Buyer’s Group” means the Buyer and any other company which is or becomes a subsidiary or holding company of the Buyer or a subsidiary of such holding company;

“Buyer’s Solicitors” means Matheson Ormsby Prentice of 70 Sir John Rogerson’s Quay, Dublin 2, Ireland;

“Companies Acts” means the Companies Acts 1963 to 2006 and every other enactment which is to be read together with any of those Acts;

“Confidential Information” means all information which is used in or otherwise relates to the business including products, customers, suppliers, intellectual property and know-how, agents, representatives, contractors or financial or other affairs of the Group including, without limitation, information relating to:
a)	the marketing of goods or services, including customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices market research reports and surveys and advertising or other promotional materials;

b)	future projects, business development or planning, commercial relationships and negotiations; or

c)	any information in relation to which a Group Company is bound by an obligation of confidence to a third party, but does not include information which is made public by, or with the written consent of, the Buyer;

“Completion” means completion of the sale and purchase of the Shares in accordance with Clause 3;

“Completion Date” means the date of this Agreement;

“Connected Person” means a person connected with a director of any Group Company within the meaning of section 26 of the Companies Act 1990;

“Data Room” means the virtual data room facility made available by the Sellers to the Buyer through Merrill Corporation;

“Deed of Tax Covenant” means the deed of tax covenant to be entered into on Completion, in accordance with the terms of this Agreement by the Sellers and the Buyer in the form set out in Schedule 6;

“Disclosure Letter” means the letter from the Sellers to the Buyer in relation to the Warranties set out in Annex C to this Agreement including any attachments to that letter;

“Employment Matters” means all matters relating to employees of the Group Companies;

“Encumbrance” includes any adverse claim or right or third party right or interest; any equity; any option or right of pre-emption or right to acquire or restrict; any mortgage, charge, assignment, hypothecation, pledge, lien or security interest or arrangement of whatsoever nature; any reservation of title; any hire purchase, lease or instalment purchase agreement and any other encumbrance, priority or security interest or similar arrangement of whatever nature;

“Estimated Success Fee Amount” means €550,000 being an estimate of the amount of the Success Fee;

“Estimated Working Capital” means the estimated Working Capital of the Group on the Completion Date, being €30.4 million;

“Euro” and “€” means the lawful currency of Ireland;

“Excess” shall have the meaning set forth in Clause 4.1(b);

“Facilities” shall have the meaning as set forth in Warranty 3.4;

“FFBV” means Fibers Finance BV;

“General Warranties” means the warranties other than the Tax Warranties and the Title Warranties contained in Schedule 4;

“Group” or “Group Companies” means collectively WIT, the Subsidiaries and MJR, and “Group Company” means any one of them;

“Information Data” means the Information Memorandum, the Management Presentation, or any information in the Data Room;

“Information Memorandum” means the Wellman International Limited information memorandum of January 2007 contained in the Data Room;

“Intellectual Property” means all intellectual property rights, including patents, trademarks, tradenames, design rights, copyright and related rights (whether or not any of these is registered) knowhow, confidential information and trade secrets;

“Ireland” means the Republic of Ireland;

“Loan Note” means the loan note between WIL and FFBV;

“Loan Note Amount” means the outstanding amount of the Loan Note at the date of this Agreement being €27,658,755;

“Management Accounts” means the combined unaudited profit and loss accounts of WIL on a consolidated basis, the unaudited separate profit and loss accounts of WIT and MJR for the quarter ended on March 31, 2007 and the combined unaudited balance sheet of WIL on a consolidated basis, the separate unaudited balance sheets of WIT and MJR as of March 31, 2007, all of which will include the annual funding cost of the retirement plans (not the FRS 17 costs) and not reflecting any FRS 17 amounts or certain reclassifications that are made at year end;

“Management Presentation” means Wellman International Limited management presentation made in April 2007 contained in the Data Room;

“MJR Loan Assignment” means the assignment by Wellman Finance CV of the Note Agreement of 26 March 2001 to WS 5009 Limited to be entered into on Completion;

“MJR Shares” means the fully paid ordinary shares of MJR;

“Parent Undertaking” means “parent undertaking” as defined in the European Communities (Companies: Group Accounts) Regulations 1992;

“Properties” means the properties described in Schedule 2;

“Relevant Jurisdiction” means a country within which any Group Company has undertaken any transactions;

“Rollback Calculation” means the methodology for estimating the balances of the accounts that comprise Working Capital as of the Completion Date as set out in Annex B;

“Rollback Date” means 31 July 2007;

“Sellers’ Group” means the Sellers and any other company which is or becomes a subsidiary or holding company of the Sellers or a subsidiary of such holding company and for the purposes of Clauses 3.3 and 25 and paragraphs 3.3 and 3.4 of Schedule 4 shall include any company in which any of those companies holds more than 25% of the issued share capital and/or the right to appoint a majority of the board of directors or any equivalent body provided however that neither Warburg Pincus nor any member of its group of companies or any successor in title to it shall be deemed, for these purposes, to be a member of the Sellers’ Group;

“Sellers’ Solicitors” means McCann FitzGerald of Riverside One, Sir John Rogerson’s Quay, Dublin 2;

“Shares” means the WIT Shares and the MJR Shares;

“Shortfall” shall have the meaning set forth in Clause 4.1(c);

“Subsidiaries” means the companies of which brief particulars are set out in Schedule 1, Part 1, or any one of them, except for WIT;

“Subsidiary Undertaking”, means “subsidiary undertaking” as defined in the European Communities (Companies: Group Accounts) Regulations 1992;

“Success Fee” means the amount payable by Wellman International Limited in accordance with the terms of the Success Fee Agreements;

“Success Fee Agreements” means those letter agreements between Wellman International Limited and four executives of the Group dated on or about 17 July 2007, copies of which are in the Data Room at Section 17.49.4, 17.50.17, 17.50.18 and 17.50.19;

“Tax Authority” means the Revenue Commissioners in the Republic of Ireland or the recognised tax authority in any Relevant Jurisdiction;

“Tax” means all forms of taxation either in Ireland or elsewhere wherever and whenever created or imposed, including, without limitation, corporation tax, income tax, capital gains tax, gift tax, capital acquisition tax, value added tax, dividend (distribution) withholding tax, PAYE deductions, pay related social insurance and levies, capital duty, stamp duty, deposit interest retention tax, professional services withholding tax, relevant contracts tax, surtax, duties of customs and excise and import, petroleum revenue tax, rates and all taxes, duties or similar charges replaced by or replacing any of the foregoing; together with all penalties, surcharges, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them;

“Tax Warranties” means the warranties set out in Part 7 of Schedule 4;

“TCA” means the Taxes Consolidation Act 1997;

“Title Warranties” means the warranties set out in paragraph 1.2 (except sub-paragraph (e) thereof) of Part 1 of Schedule 4;

“Warranties” means the General Warranties, the Title Warranties and the Tax Warranties, being the warranties, representations and undertakings of the Sellers referred to or contained in Clause 6 and Schedule 4 and “Warranty” shall be construed accordingly;

“WIL” means Wellman International Limited;

“WIT Shares” means the fully paid ordinary shares of WIT;

“Working Capital” means the Group’s accounts receivable, translated to euro at the relevant period end exchange rate where applicable, net of provision for doubtful accounts receivable, plus inventory, including inventory in transit, net of inventory provisions for slow moving or obsolete inventory or provision against inventory to net realisable value, plus other receivables (including but not limited to VAT receivables/payables) and prepayments, less any trade accounts payable and accrued liabilities including current tax liabilities and provisions (excluding deferred taxation). Working Capital excludes any pension assets or liabilities that are not recoverable or payable in cash within one year and specifically any pension assets or liabilities calculated in accordance with FRS17 Retirement Benefits, deferred income on government grants received, deferred taxation assets, any amount of Success Fee, any positive or negative cash balances and amounts due to or from other members of the Sellers’ Group;

“Working Capital Statement” means the document agreed or determined pursuant to Schedule 5 to be the Working Capital Statement for the purposes of this Agreement; and

“Unwind” means the transactions described in the documentation listed in Schedule 7.
1.2	Construction

In this Agreement, unless the context requires otherwise:
(a)	a reference to one gender includes a reference to each other gender;

(b)	a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification initialled by, or on behalf of, each party;

(c)	the headings are inserted for convenience of reference only and shall not in any way form part of, or affect the construction or interpretation of, this Agreement;

(d)	the provisions of the Schedules to this Agreement form an integral part of this Agreement and have as full effect as if they were incorporated in the body of this Agreement and the expressions “this Agreement” and “the Agreement” shall be deemed to include the Schedules to this Agreement;

(e)	all references to “indemnity” and “indemnifying” any person against any circumstance include indemnifying and keeping that person harmless from all actions, claims and proceedings from time to time made against that person and all loss or damage and all payments, costs or reasonable documented out of pocket expenses made or incurred by that person as a consequence of, or which would not have arisen but for, that circumstance, however, in no event would this include indirect or consequential damages or claims for lost profits;

(f)	a reference to a person (including a party to this Agreement) includes a reference to that person’s legal personal representatives, successors and permitted assigns;

(g)	a reference to a document is a reference to that document as from time to time amended, supplemented or varied (in each case, other than in breach of the provisions of this Agreement);

(h)	any reference to any statute or statutory provision shall include:
(i)	any statute or statutory provision which:
(A)	amends, extends, consolidates, re-enacts or replaces any statute or statutory provision; or

(B)	has been amended, extended, consolidated, re-enacted or replaced (whether before or after the date of this Agreement) by any statute or statutory provision; and
(ii)	any orders, regulations, instruments or other subordinate legislation made under the relevant statute;
(i)	words and phrases the definitions of which are contained or referred to in the Companies Acts shall be construed as having the meanings attributed to them in such Acts;

(j)	a reference to any clause, sub-clause, paragraph, or Schedule shall be a reference to the clause, sub-clause, paragraph, or Schedule of this Agreement unless the context otherwise requires;

(k)	any reference to a “person” shall be construed as a reference to any individual, firm, company, corporation, undertaking, government, state, agency of a state, association, partnership, organisation, foundation or trust (whether or not having separate legal personality);

(l)	reference to a “company” shall be construed so as to include any company, corporation or body corporate, whenever and however established or incorporated;

(m)	references to any tax in respect of income or profits or gains or chargeable gains earned, accrued or received on or before a particular date or in respect of a particular period shall include any tax in respect of income or profits or gains deemed to have been or treated as earned, accrued or received on or before that date or in respect of that period;

(n)	any phrase introduced by the terms “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(o)	any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.
2.	Sale of Shares

2.1	The Sellers, as beneficial owners, shall sell and the Buyer shall buy with effect from Completion, the Shares free from all Encumbrances.

2.2	The Sellers waive any rights of pre-emption over the Shares.

2.3	The purchase price for the sale of:
(a)	the WIT Shares shall be €100,000 (the “WIT Purchase Price”); and

(b)	the MJR Shares shall be €50,000.

The WIT Purchase Price shall be subject to adjustment after Completion in accordance with Clause 4.
3.	Completion

3.1	Completion shall take place on the Completion Date at the offices of the Sellers’ Solicitors.

3.2	Immediately before Completion the Sellers (and the Buyer, where appropriate) shall ensure that all those things respectively required of them in Schedule 3, Part 1 have been completed. At Completion the Sellers and the Buyer shall do all those things respectively required of them in Schedule 3, Part 2 unless otherwise agreed between them in writing.

3.3	(a)	The Sellers undertake to the Buyer that, after completion of all of the business provided for in Schedule 3, and except for the amounts outstanding under the letter of credit in an amount of €250,000 issued for the benefit of DA Constable and the two forward contracts with AIB, one being in an amount of €500,000 which matures on 2 August 2007 and the second being in an amount of €1,000,000 which matures on 4 September 2007:
(i)	there shall be no debts owing (which include any interest accrued) by or to any Group Company to or by any member of the Sellers’ Group other than:
(A)	trading liabilities which are disclosed in the Disclosure Letter as at 15 July 2007, and since that date, which have arisen in the ordinary and usual course of its business; and

(B)	non-trade inter-company loans which are disclosed at Section 3.3 in the Disclosure Letter; and
(ii)	any overdrafts, loans, loan stock, debentures, acceptance credits or other financial facilities outstanding by any Group Company to any financial institution shall have been repaid.
(b)	Each Party shall execute (and shall procure that any member of the Sellers’ Group (in the case of the Sellers) and the Buyer’s Group (in the case of the Buyer) shall execute) such waivers and other documents as may reasonably be required subsequent to Completion in order to confirm there are no debts owing as described in Clause 3.3(a)(i).
3.4	With reference to the Guidelines (“Verordening beroeps en gedragsregels”) adopted by the Royal Notarial Professional Organisation (“Koninklijke Notariële Beroepsorganisatie”) and concerning forms of co-operation between civil-law notaries among themselves or with “advocaten”, all parties expressly agree that a civil-law notary of Dirkzwager advocaten en notarissen N.V. will execute the deed of transfer of the MJR Shares, while the lawyers of Dirkzwager advocaten en notarissen N.V. will advise the Sellers in connection with, and may act on behalf of the Sellers in case of any dispute under or pursuant to, this Agreement.

4.	Post Completion WIT Purchase Price Adjustment

4.1
(a)	The amount of Actual Working Capital shall be calculated in accordance with Schedule 5.

(b)	If the Actual Working Capital is more than 2.625 per cent greater than the Estimated Working Capital then the WIT Purchase Price shall be increased by an amount equal to the amount by which the Actual Working Capital is greater than 102.625 per cent of the Estimated Working Capital (the “Excess”) and the Buyer shall pay to the Sellers an amount equal to the Excess by way of additional consideration for the WIT Shares in an amount equal to the Excess.

(c)	If the Actual Working Capital is more than 2.625 per cent less than the Estimated Working Capital then the WIT Purchase Price shall be reduced by an amount equal to the amount by which the Actual Working Capital is less than 97.625 per cent of the Estimated Working Capital (the “Shortfall”) and the Sellers shall pay to the Buyer an amount equal to the Shortfall by way of refund of consideration for the WIT Shares in an amount equal to the Shortfall.

4.2	(a)	The amount of Actual Success Fee shall be calculated in accordance with the Success Fee Agreements.
(b)	If the Actual Success Fee Amount is less than the Estimated Success Fee Amount then the WIT Purchase Price shall be increased by an amount equal to the amount by which the Actual Success Fee Amount is less than the Estimated Success Fee Amount (“Success Excess”) and the Buyer shall pay to the Sellers an amount equal to the Success Excess by way of additional consideration for the WIT Shares in an amount equal to the Success Excess.

(c)	If the Actual Success Fee Amount is greater than the Estimated Success Fee Amount then the WIT Purchase Price shall be reduced by an amount equal to the amount by which the Actual Success Fee Amount is greater than the Estimated Success Fee Amount (the “Success Shortfall”) and the Sellers shall pay to the Buyer an amount equal to the Success Shortfall by way of a refund of the consideration for the WIT Shares in an amount equal to the Success Shortfall.
4.3	Any payments made pursuant to Clause 4.1 and 4.2 shall be made by the party required to make such payment in Euro to the other within 10 Business Days of the Working Capital Statement Date (as defined in Schedule 5).

5.	Cash Settlement

5.1	As soon as practicable after Completion the Buyer shall produce the following:
(a)	bank statements of each Group Company’s bankers showing the current and deposit account balances of each Group Company at the close of business on the date on which the Sellers receive value for the Buyer’s payment in accordance with Schedule 3, Part 2, paragraph 3(c) (the “Statement Date”);

(b)	all cheque books of each Group Company in current use;

(c)	the cashbook balances of each Group Company at the Statement Date; and

(d)	reconciliation statements, reconciling the cashbook balances referred to in paragraph (c) with the bank statements referred to in paragraph (a).
5.2	Subject to Clause 5.5 below, in the event that the reconciliation statements show a net positive balance (the “Cash at Bank”), the Buyer shall ensure that, within 10 Business Days of the Statement Date, it pays or procures the payment of, the Cash at Bank to the Sellers, in accordance with Schedule 3, Part 2, paragraph 3(c).

5.3	Subject to Clause 5.5 below, in the event that the reconciliation statements show a net negative balance, the Sellers shall ensure that within 10 Business Days of the Statement Date, they pay to the Buyer or procure the payment of, such amount as is necessary to bring the balances to zero.

5.4	The Buyer shall give the Sellers such assistance and access to information as they shall require to enable them to review and verify the information provided pursuant to Clause 5.1.

5.5	Any amounts of cash contributed to any Group Company by the Buyer’s Group, or procured by them from new third party lenders in connection with this Agreement, shall be disregarded for the purposes of this Clause in determining the amount of Cash at Bank.

6.	Warranties

6.1	In consideration of the Buyer entering into this Agreement the Sellers hereby warrant to the Buyer in accordance with the terms set out in Schedule 4. These are the only Warranties provided and they only relate to facts and circumstances as of the date of this Agreement and are subject to matters provided for hereinafter and to any exceptions or disclosures contained or provided for in this Agreement or fairly disclosed in the Disclosure Letter.

6.2	The Warranties given:
(a)	in respect of the Properties are those contained in Part 6 of Schedule 4 and none of the other Warranties shall be given or be deemed to be given in relation to the Properties;

(b)	in respect of Intellectual Property rights and contracts, arrangements or engagements relating thereto are those contained in paragraph 3.2 of Part 3 of Schedule 4 and none of the other Warranties shall be given or be deemed to be given in relation to Intellectual Property rights, contracts, arrangements or engagements relating thereto;

(c)	in respect of Employment Matters are those contained in Part 5 of Schedule 4 and none of the other Warranties shall be given or be deemed to be given in relation to employees or Employment Matters;

(d)	in respect of pension matters are those contained in Part 5 of Schedule 4 and none of the other Warranties shall be given or be deemed to be given in relation to pension matters;

(e)	in respect of Tax matters are those contained in Part 7 of Schedule 4 and none of the other Warranties shall be given or be deemed to be given in relation to Tax matters.

(f)	in respect of environmental matters are those contained in Part 8 of Schedule 4 and none of the other Warranties shall be given or be deemed to be given in relation to environmental matters
6.3	The Warranties, other than the Title Warranties, shall be qualified by reference to those matters fairly disclosed in the Disclosure Letter.

6.4	The benefit of the Warranties may not be assigned in whole or in part by the Buyer to any party, save for an assignment to any member of the Buyer’s Group provided that, in the event of such an assignment, the liability of the Sellers pursuant to, or arising in connection with, the Warranties shall not be greater than if such assignment had not occurred.

6.5
(a)	The liability of the Sellers pursuant to the General Warranties shall expire 18 months after the Completion Date, save as regards any alleged breach of any of the Warranties in respect of which notice in writing (containing such details of the event or circumstances giving rise to such claim as are available to the Buyer and an estimate of the amount of the Sellers’ liability therefor) shall have been served on the Sellers prior to that date.

(b)	The liability of the Sellers pursuant to the Tax Warranties and the Title Warranties shall expire on the fifth anniversary of Completion save as regards any alleged breach of any of the Tax Warranties or the Title Warranties as the case may be in respect of which notice in writing (containing such details of the event or circumstance giving rise to such claim as are available to the Buyer and an estimate of the amount of the Sellers’ liability therefor) shall have been served on the Sellers prior to that date.
(c)	The Buyer shall promptly give written notice to the Sellers upon becoming aware of any matter, fact or circumstance which could give rise to a claim under this Agreement together with such details as are available to the Buyer and/or the Group in respect thereof, provided that, if notice of the claim is provided within the applicable time periods pursuant to this Clause 6, failure by the Buyer to comply with this clause shall not affect the liability of the Sellers in respect of such claim save to the extent that such failure materially prejudices the ability of the Sellers to exercise any of their powers under Clause 6.12 in respect of, or otherwise to mitigate, such liability.

(d)	The liability of the Sellers in respect of any claim for breach of Warranties will determine absolutely (unless such claim has been previously satisfied, settled or withdrawn) if legal proceedings in respect of such claim have not been commenced within six months of service of notice on the Sellers pursuant to Clause 6.5(c) and for this purpose proceedings shall not be deemed to have been commenced unless they have been properly issued and validly served upon the Sellers.
6.6
(a)	The aggregate liability of the Sellers pursuant to this Agreement for breach of the Warranties and pursuant to the Deed of Tax Covenant shall not in any event exceed €3 million.

(b)	The Sellers shall not be liable for any claim for breach of the Warranties where the liability of the Sellers for any particular claim (or what would be such liability apart from this paragraph 6.6(b)) is less than €25,000 (such claims being “de minimis claims”).

(c)	The Sellers shall not be liable for any claim for breach of the Warranties until the aggregate liability of the Sellers for all claims (excluding all de minimis claims) exceeds €175,000 (the “Threshold”) and shall only be liable for those claims above the Threshold.
6.7	Notwithstanding that the Buyer may become or becomes aware at any time (whether it does so by reason of any disclosure made in the Disclosure Letter or otherwise) that there has been a breach of the Warranties or any other terms of this Agreement, the Buyer shall not be entitled to rescind this Agreement or treat it as terminated but shall only be entitled to claim damages. The Buyer waives all and any rights of rescission in respect of this Agreement which it may have (howsoever arising and/or deemed to arise) other than any such rights in respect of fraud.

6.8	The Sellers shall not be liable for any claim or claims for breach of the Warranties:
(a)	to the extent that the subject matter thereof is provided for or fairly disclosed in the Accounts;

(b)	to the extent that the subject matter thereof was disclosed in the Information Data or is available through reasonable investigation of the records of the Companies Registration Office, the Land Registry, the Registry of Deeds, the Judgements Office, the High Court Central Office, the Sheriff’s Office and the Planning Office and any equivalent register in any other jurisdiction;

(c)	if the events and circumstances giving rise thereto have been fairly disclosed in the Disclosure Letter or are explicitly deemed by the terms of the Disclosure Letter to be so disclosed;

(d)	if (after deduction of direct costs associated with such recovery) the Buyer is entitled under the terms of any insurance policy for the time being in force to recover the loss or damage suffered by it arising out of such claim and claimed by it from the Sellers;

(e)	to the extent that such claim arose as a direct or indirect result of a change in law or in administration or published concessionary practices occurring after Completion;

(f)	in respect of any indirect or consequential loss or loss of profit;

(g)	to the extent that such claim is attributable to or increased by:
(i)	any voluntary act, omission, transaction or arrangement carried out at the request of or with the consent of the Buyer before Completion or under the terms of this Agreement or any other agreement contemplated by it;

(ii)	any voluntary act, omission, transaction or arrangement carried out by or on behalf of the Buyer (or any of the Group Companies) on or after Completion which is outside the ordinary course of business for the relevant entity (which shall, for the avoidance of doubt, include any change in ownership of, or other reorganisation of, the Buyer or any Group Company);

(iii)	any admission of liability made in breach of the provisions of this Agreement after the date hereof by the Buyer or any of the Group Companies on or after Completion;
(h)	which would not have arisen but for any change to any accounting basis on which any Buyer values its assets or any accounting basis, method, policy or practice of the Buyer which is different from that used or adopted in the preparation of the Accounts; or

(i)	(for the avoidance of doubt) to the extent that such claim arises from the events or circumstances described at Section 5.3 of the Disclosure Letter in relation to Mr H. Junge.
6.9
(a)	No claim may be made by the Buyer for breach of the Warranties to the extent that the Buyer knew, or as a consequence of the Disclosure Letter or the Information Data ought reasonably to have discovered, prior to the date of this Agreement that any of the Warranties was untrue or misleading or had not been complied with.

(b)	The Buyer hereby warrants to the Sellers, (upon which representation and warranty the Sellers are relying in entering into this Agreement) that the Buyer does not have any knowledge of any matter or thing as at the date of this Agreement which is inconsistent with any of the Warranties, or likely to give rise to a claim under the Warranties or this Agreement, subject in each case to the matters provided for in this Clause 6 and to the exceptions or disclosures contained or provided for in this Agreement.
6.10	If any claim under the Warranties or this Agreement relates to a liability which, at the time that such claim is notified to the Sellers is contingent only, the Sellers shall not be under any obligation to make any payment to the Buyer in respect thereof unless the claim is valid and until such time as the contingent liability ceases to be contingent and becomes actual and is paid or incurred by it, provided that the time period referred to in Clause 6.5(d) shall be suspended in respect of any such claim while it is contingent until such time as it becomes an actual liability.

6.11	The limitations set out in Clause 6.8 shall not apply in respect of any claim under the Warranties made against the Sellers to the extent that such claim is directly attributable to any fraudulent act of the Sellers, or (with the exception of the limitation set out in Clause 6.8(f) and (g)(iii)) relates to a breach of the Title Warranties.

6.12

(a)	Subject to the Buyer being indemnified by Wellman Inc against all liabilities and costs relating thereto, the Buyer shall take such actions as the Sellers may reasonably request to avoid, dispute, resist, appeal, delay, compromise, settle, defend or mitigate any claim which could give rise to a claim under the Warranties including without limitation allowing (but not obligating) the Sellers, if the Sellers so elect, to assume conduct of the dispute, compromise, defence or appeal of any such third party claim (including on behalf of the Buyer or any of the Group Companies of any negotiations with disclosures to or agreements with a Tax Authority in respect of matters concerning Tax).

(b)	The Buyer shall not make any admission of liability, agreement or compromise with any person, body or authority in relation to any matter in respect of which a claim under the Warranties may arise without the prior agreement in writing of the Sellers and shall give the Sellers and their professional advisors full access to the premises and personnel of the Buyer and to any relevant chattels, accounts, documents and records within the power, possession or control of the Buyer, to enable the Sellers and their professional advisors to examine such chattels, accounts, documents and records and take copies or photographs thereof. The Buyer shall use its best endeavours to procure that the auditors and the other professional advisors (both past and present) make available to the Sellers and their professional advisors their audit working papers in respect of the audit of their accounts for any relevant accounting period in connection with any claim.

(c)	To the extent that the Sellers elect to assume conduct of any claim pursuant to Clause 6.12(a) they shall keep the Buyer updated of the progress of such claim and provide the Buyer with copies of such relevant documents and such information in their possession as may reasonably be required by the Buyer.
6.13	The Buyer shall reimburse the Sellers an amount equal to any sum paid by the Sellers under any of the Warranties or under the Deed of Tax Covenant, together with any costs paid by the Sellers, to the extent that the Buyer subsequently recovers those amounts from any third party.

6.14	The Buyer shall not be entitled to obtain reimbursement or restitution more than once in respect of the same loss arising from any one matter under Warranties.

6.15	For the avoidance of doubt it is hereby specifically agreed that nothing in the Agreement shall in any way restrict or limit the general obligation of the Buyer to mitigate any loss or damage which it may suffer in consequence of any matter giving rise to a claim (or capable of doing so) against the Sellers under this Agreement.

6.16	In assessing any damages or other amounts recoverable under the Warranties, there shall be taken into account any benefit accruing to the Buyer (including any tax benefits) in consequence of the matter of circumstance giving rise to the claim pursuant to which the damage arose. Without prejudice to the generality of the foregoing, the Buyer shall before seeking to recover any amount from the Sellers under this Agreement, first use its best endeavours to recover any loss or damage which it may suffer in consequence of any matter giving rise to a claim under the Warranties (or capable of doing so) from any third party (including, without limitation, any insurer with whom the Buyer and/or any of the Group Companies has insurance) from whom the Buyer and/or any of the Group Companies is or may be entitled to recover all or part of such loss or damage, provided that the time period referred to in Clause 6.5(d) shall be suspended in respect of any such claim while the Buyer is complying with its obligations under this Clause 6.16.

6.17	In the event of any claim by the Buyer pursuant to the Warranties succeeding and any payment being made by the Sellers pursuant thereto:
(a)	the consideration paid by the Buyer hereunder in respect of the Shares shall be deemed to have been reduced by an amount equal to the amount paid by the Sellers as aforesaid; and

(b)	the Buyer will procure that the Group will assign to the order of the Sellers all rights of reimbursement, actions and indemnities against third parties in respect of the subject-matter of such claim.
6.18
(a)	The Buyer acknowledges and agrees that the Warranties are the only warranties and assurances given by the Sellers in relation to the transactions contemplated by this Agreement.

(b)	The Buyer acknowledges that it has not relied, in relation to the purchase of the Shares and other matters contemplated by this Agreement on any other assurances, warranties, representations or information (whether verbal or in writing).
6.19
(a)	The Sellers make no warranty as to the completeness or accuracy of the contents of the Information Data or any other information or documents provided to the Buyer or its advisors prior to the date hereof.

(b)	The Buyer acknowledges that it has conducted a full, independent due diligence investigation in relation to the business, assets and liabilities of the Group, and has received independent professional and legal advice in relation to the business, assets and liabilities of the Group, the terms of this Agreement, and the consequences of the transactions referred to herein.
6.20	The Buyer hereby waives and relinquishes any right of set off or counterclaim, deduction or retention, which the Buyer might otherwise have in respect of any claim under the Warranties or this Agreement, out of any payments which the Buyer may be obliged to make (or procure to be made) to the Sellers pursuant to this Agreement or otherwise.

6.21	None of the information supplied by any Group Company or its officers, employees, agents, representatives or advisers to the Sellers or its officers, employees, agents, representatives or advisers prior to the date of this Agreement in connection with the Warranties, the contents of the Disclosure Letter or otherwise in relation to the business or affairs of the Group shall constitute or be deemed a representation, warranty or guarantee of its accuracy by such Group to the Sellers.

6.22	For the avoidance of doubt, the rights of the Buyer pursuant to this Clause 6 shall comprise the only rights to which the Buyer may have against the Sellers in respect of any breach of the Warranties, and to the extent that the Buyer may have any other such rights, it hereby waives same.

6.23	Where Warranties are provided in relation to any Group Company registered in a jurisdiction outside Ireland, and the Warranty contains reference to an Irish legal concept:
(a)	if there is an analogous concept under the laws of the jurisdiction of incorporation of the relevant Group Company, the Warranty shall be deemed to refer to such analogous concept; and

(b)	if there is no analogous concept under the laws of the jurisdiction of incorporation of the relevant Group Company, the Warranty shall not apply in relation to such Group Company.
6.24	Any Warranty which is qualified by the expression “to the best of the knowledge, information and belief of the Sellers” or “so far as the Sellers are aware” or any similar expression shall be deemed to include a warranty given by the Sellers that such Warranty has been made after due and careful enquiry.

6.25	Wellman France Recyclage SARL (“WFR”) has a contract with Lacto Serum for the treatment of fluid effluent from WFR’s plant at Verdun, details of which are set out in the Disclosure

Letter at Section 8.2. Notwithstanding any other provision of this Agreement or the Disclosure Letter, in the event that this contract terminates such that on or before the second anniversary of the Completion Date WFR incurs additional capital costs (net of any costs recoverable from a third party) associated with the treatment of such effluent the Sellers and the Buyer have agreed the following:
(a)	The Buyer shall be solely responsible for meeting these costs up to and including an amount of €250,000;

(b)	Thereafter, for costs in excess of €250,000 but less than €950,000 (and contingently upon the Buyer having discharged in accordance with sub-paragraph (a), the first €250,000), the Sellers shall be responsible for meeting 60% of such costs and the Buyer shall be responsible for meeting 40% of such costs; and

(c)	The Buyer shall be solely responsible for meeting all subsequent costs, in excess of the above described aggregate of €1.2 million.
The Buyer shall promptly provide written evidence of all such costs to the Sellers.
6.26	WIL and Paraic McDonogh entered into an employment contract on or about 6 March 2002, as supplemented by a severance agreement on 16 July 2007 (together, the “Employment Contract”). Notwithstanding any other provision of this Agreement or the Disclosure Letter, the Sellers and the Buyer have agreed and hereby acknowledge that in the event WIL terminates the Employment Contract, without Cause (as defined in the Employment Contract), in accordance with the terms of the Employment Contract, the following payment will be made by the Sellers to the Buyer.
(a)	if the termination occurs within the first year of Completion, €146,000;

(b)	if the termination occurs between the first and second anniversaries of Completion, an amount equal to 80% of €146,000;

(c)	if the termination occurs between the second and third anniversary of Completion, an amount equal to 60% of €146,000;

(d)	if the termination occurs between the third and fourth anniversaries of Completion, an amount equal to 40% of €146,000; and

(e)	if the termination occurs between the fourth and fifth anniversaries of Completion, an amount equal to 20% of €146,000.
6.27	Following the fifth anniversary of Completion the Sellers shall have no further liability whatsoever pursuant to this clause. For the avoidance of doubt, the parties hereto acknowledge that the Sellers shall have no liability pursuant to this clause if (inter-alia) Paraic McDonogh terminates the Employment Contract, for any reason, or if WIL terminates the Employment Contract with Cause (either in whole or in part), again as that term is defined in the Employment Contract, or if WIL terminates the Employment Contract for any other reason, including redundancy.

7.	Representations and Warranties of Buyer

7.1	[Not Used.]

7.2	The Buyer hereby warrants to the Sellers that:
(a)	it is a company duly incorporated and organised and validly existing under the laws of Germany;

(b)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(c)	the Buyer is acting in its own name and is acting as principal on its sole account with the intention of owning and developing the business of the Group Companies, and not as agent on behalf of any other person (whether jointly with any such person or otherwise);

(d)	this Agreement constitutes binding obligations of the Buyer in accordance with the terms of the document;

(e)	the execution and delivery of, and the performance of the Buyer’s obligations under this Agreement will not:
(i)	result in any breach of any provision of its memorandum or articles of association or bye-laws or equivalent constitutional documents ;

(ii)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound and which is material in the context of the transactions contemplated by this Agreement;

(iii)	result in a breach of any existing order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound; and

(iv)	save as specifically provided in this Agreement, require the Buyer to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made at the date hereof (both on an unconditional basis and on a basis that cannot be revoked);
(f)	the Buyer has, and at Completion will have, immediately available on an unconditional basis the necessary cash resources to meet its obligations under this Agreement;

(g)	the Buyer will maintain the tax residence of the entities purchased as they were at Completion for at least 13 months from Completion and the Buyer will indemnify the Sellers for any Tax the Sellers incur as a result of any breach of this warranty;

(h)	no order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of the Buyer or for the appointment of any provisional liquidator. No receiver or examiner has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of the Buyer. No events or circumstances analogous to any of those referred to in this Clause 7.2 have occurred in any jurisdiction outside Ireland; and

(i)	the Buyer is not:
(i)	subject to any order, decree or judgment of any court, governmental agency or regulatory authority which is still in force; or

(ii)	a party to any litigation, arbitration or administrative current or pending proceedings; or

(iii)	the subject of any governmental, regulatory or official investigation or enquiry which is in progress or threatened or pending;
and which in each case has or could have a material adverse effect on the Buyer’s ability to execute, deliver and perform its obligations under this Agreement.
8.	Confidentiality

8.1	The Sellers and Buyer may only disclose Confidential Information to the extent that:

(a)	disclosure is required by the law of any Relevant Jurisdiction or pursuant to an order of a court of competent jurisdiction;

(b)	disclosure is advisable to comply with the intent of the rules and regulations of any securities exchange or regulatory or governmental body to which either party is subject, wherever situated, whether or not the requirement for information has the force of law;

(c)	the information has come into the public domain through no fault of the Sellers or any member of the Sellers’ Group or Buyer or Buyer’s Group as applicable;

(d)	the information was in the possession of the person receiving it before such disclosure was made; or

(e)	the information was obtained by the Sellers or Buyer as applicable from a third party who was free to divulge it.
8.2	The restrictions contained in this Clause 8 shall apply for two years after the date of this Agreement, notwithstanding the termination or expiration of this Agreement.

9.	Announcements

9.1	Subject to the provisions of Clause 8.1, no party shall make any statement to the press or to the employees of the Group or make any other public announcement in connection with any matters referred to in this Agreement without the prior consent in writing of the other parties.

9.2	Upon or immediately following Completion, the Sellers shall, if required by the Buyer, send jointly with the Buyer a circular prepared by the Buyer to the customers and suppliers of the Group and such other persons as the Buyer shall require, announcing the sale of the Group to the Buyer.

9.3	Clause 9.1 does not apply to a public announcement, communication or circular to be made or sent by a party if it is required by law, a regulation of a stock exchange or by any regulatory body which that party is a member of or is otherwise regulated by or subject to.

10.	Protection of Goodwill

10.1	In this Clause the following definitions apply:
(a)	“Restricted Business” means the business of the Group as carried on at the Completion Date including the development, manufacturing, selling, distribution, marketing, acting as agent or distributor of polyester staple fibres (PSF) and selling polyester flakes, chips or pellets, both made predominantly from recycled polyester but excluding the sale by the Sellers’ Group of:
(i)	products which are not predominantly made from recycled raw materials, and

(ii)	products which are purchased by an independent third party who assumes the economic benefits and burdens of ownership and that person sells products in the Restricted Territory.
(b)	“Restricted Period” means two years from the Completion Date; and

(c)	“Restricted Territory” means European Union member states as at the date of this Agreement.
10.2	The Sellers undertake with the Buyer to procure that no member of the Sellers’ Group shall, directly or indirectly, without the prior written consent of the Buyer:

(a)	during the Restricted Period and within the Restricted Territory, carry on any Restricted Business;

(b)	during the Restricted Period and in competition with the Restricted Business, solicit any person, firm or company who, or which is currently, or who or which has, during the 12 months immediately preceding the Completion Date been, a customer of the Group; or

(c)	during the Restricted Period, employ or engage any person who at the date of this Agreement is an employee or officer of the Group (where annual remuneration exceeds €75,000 including bonuses and benefits) where the person in question either has Confidential Information or would be in a position to exploit the Group’s trade connections provided that any approach by such employee or officer or by such former employee or officer to the Sellers as a result of an advertisement placed in any newspaper or trade magazine or journal, shall not constitute a breach of the restriction herein.
10.3	Nothing contained in this Clause 10 shall preclude or restrict:
(a)	any member of the Sellers’ Group from holding not more than three per cent of the issued share capital of any company whose shares are listed on a recognised stock exchange; or

(b)	any member of the Sellers’ Group from carrying on any activity which does not comprise Restricted Business in the Restricted Territory; or

(c)	any member of the Sellers’ Group from acquiring and operating the business, assets or shares of any entity where part of the business conducted by such a entity is deemed to be a Restricted Business; or

(d)	any member of the Sellers’ Group which is not a member of the Sellers’ Group at the date of this Agreement and which acquires, or merges with the holding company of, the Sellers’ Group (the “Acquiror”), from operating in any business sector in which it operated as at the date on which it became a member of the Sellers’ Group provided that no member of the Sellers’ Group was involved in establishing the Acquiror or any member of the same group of companies as the Acquiror prior to its becoming a member of the Sellers’ Group.
10.4	The Guarantor has entered into a legally binding agreement with WIL (see Data Room at Section 17.23.12) with regard to (inter alia) WIL’s continued use of the “Wellman” name until 31 December 2009. The Guarantor and WIL propose to enter into a more detailed legally binding agreement regarding the subject matter of that agreement on or before 31 October 2007.

10.5	Each of the undertakings in Clause 10.2 is considered fair and reasonable by the Buyer and Sellers but if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or territory of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

10.6	Each of the undertakings in Clause 10.2 shall be construed and take effect independently of the others.

11.	Guarantee

11.1
(a)	The Guarantor hereby unconditionally and irrevocably guarantees to the Buyer the full, due and punctual performance and observance by the Sellers of all of their obligations to make payments pursuant to this Agreement and the Deed of Tax Covenant (including for the avoidance of doubt any payment obligations that arise as a consequence of a claim for breach of the Warranties or any claim in respect of any breach of any other covenant given by the Sellers pursuant to this Agreement) (in this Clause 11.1 called the “Obligations” and each an “Obligation”). The liability of the Guarantor for the Obligation arising under this Clause 11 shall not be released or diminished by any variation to the terms of this Agreement or any document entered into pursuant to this Agreement (whether or not any such variation is agreed to by the Guarantor) or by any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time of such performance.
(b)	This guarantee is to be a continuing guarantee and accordingly it is to remain in force until all of the Obligations shall have been performed and/or satisfied regardless of the legality, validity or enforceability of any of the provisions of this Agreement or any agreement entered into pursuant to the terms of this Agreement and notwithstanding the winding up, liquidation, receivership, examinership, dissolution or other incapacity of the Sellers or any change in status, control or ownership of the Sellers. This guarantee is in addition to and without limiting, and not in substitution for, any rights or security which the Buyer may now or hereafter have or hold for the performance and observance of any Obligations of the Sellers given in or pursuant to this Agreement or any agreement entered into pursuant to the terms of this Agreement.

(c)	The Guarantor agrees that the Buyer shall be entitled to enforce this Guarantee as if the Guarantor were the primary obligor and without making any demand on or taking proceedings against the Sellers and shall not be required before enforcing this guarantee to pursue, execute, utilise or exhaust any other right, remedy or security which it may have. This guarantee shall continue in full force and effect until all Obligations have been fully performed and discharged.

(d)	As a separate and independent covenant, the Guarantor agrees that any Obligation expressed to be given by the Sellers which may not be enforceable against or recoverable from the Sellers by reason of any legal limitation, disability or incapacity on or of the Sellers or any fact or circumstance (other than any limitation imposed by this Agreement or any agreement entered into pursuant to its terms by the parties hereto) shall nevertheless be enforceable against the Guarantor as though the same had been incurred by the Guarantor and the Guarantor was the sole or principal obligor in respect thereof and/or shall be performed or paid by the Guarantor on demand.
12.	Notices

12.1	Notices or other communications (a “Notice”) given in connection with this Agreement shall be:
(a)	in writing;

(b)	delivered by hand or sent by courier to the address in Clause 12.3 of the party to which the Notice is being given or to such other address as such party shall communicate to the party giving the Notice; or

(c)	sent by facsimile to the number in Clause 12.3 of the party to which it is being sent or to such other number as such party shall communicate to the party giving the Notice.
12.2	Every Notice given in accordance with this Clause shall be deemed to have been received as follows:

Means of Dispatch	Deemed Received

Delivery by hand:	the day of delivery;

Courier Service:	the day of delivery; and

Facsimile	when confirmation of its transmission has been recorded by the sender’s fax machine

PROVIDED THAT if the deemed receipt is not within working hours of the recipient (being 9 am to 5 pm local time on a Business Day) Notice shall be deemed to be given or made at the start of working hours on the next Business Day.
12.3	The relevant addressee, address and facsimile number of each party for the purposes of this Agreement, subject to Clause 12.4 are:

Name of party	Address	Facsimile No.
Wellman International Investments	1041 521 Corporate Center Drive Fort Mill South Carolina	803-396-9328

DRS Holdings NV	1041 521 Corporate Center Drive Fort Mill South Carolina	803-396-9328

Wellman Inc FAO: Chief Financial Officer	1041 521 Corporate Center Drive Fort Mill South Carolina	803-396-9328

in all cases with a copy to:

Douglas Gray Edwards Angell Palmer & Dodge LLP	2800 Financial Plaza Providence RI 02903	888 325 9018

Aurelius Commercial Investments GmbH FAO: The Managing Directors	Bavariaring 11 80336 Munich Germany	+49 (89) 544 799 55
12.4	A party shall notify the other of a change to its name, relevant addressee, address or facsimile number for the purposes of Clause 12.3, in writing. Such notification shall only be effective on:
(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than 5 Business Days after the date on which notice is given, the date falling 5 Business Days after notice of any such change has been given.
13.	Variation

This Agreement shall not be varied or cancelled, unless such variation or cancellation is in writing and signed by a duly authorised signatory of each of the parties to this Agreement.

14.	Conflicts

In the event of there being a conflict or ambiguity between the provisions of this Agreement and the Disclosure Letter, the terms of the Disclosure Letter will prevail.

15.	Costs and Expenses

15.1	Unless otherwise provided for in this Agreement, each party shall pay its own costs in connection with the negotiation, preparation, execution and performance of this Agreement.

15.2	The Buyer shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all European jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Buyer shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the European jurisdiction in question in connection with the payment of such taxes and duties.

16.	Assignment

This Agreement is personal to the Buyer and shall not be assignable in whole or in part by the Buyer.

17.	Waiver

A waiver by any party of any breach of any of the terms, provisions or conditions of this Agreement or the acquiescence of any party in any act (whether commission or omission), which, but for such acquiescence, would be such a breach, shall not constitute a general waiver of such term, provision or condition or of any further similar breach.

18.	Effect of Completion

The provisions of this Agreement, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

19.	Rights, Powers and Remedies are Cumulative

The rights, powers and remedies provided for in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

20.	Invalidity

If at any time any provision or any part of any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, that shall not affect or impair:
(a)	the legality, validity or enforceability of any other provision of this Agreement (including the remainder of a provision, where only part of the provision is or has become illegal, invalid or unenforceable); or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.
21.	Entire Agreement

This Agreement (together with any documents referred to in this Agreement) constitutes the whole agreement and supersedes any previous agreements in relation to its subject matter made between any of the parties to this Agreement.

22.	Counterparts

This Agreement may be executed in any number of counterparts, each of which is an original and all of which when taken together shall constitute one and the same agreement.

23.	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Ireland and each of the parties hereby submits to the non-exclusive jurisdiction of the courts of Ireland.

24.	Further Assurance

At the request of the Buyer (and at the Buyer’s cost to the extent that such costs are reasonable), the Sellers shall (and shall procure that any member of the Sellers’ Group shall) execute and do all such documents, acts and things as may reasonably be required subsequent to Completion by the Buyer for assuring to or vesting in the Buyer (including its nominee or nominees) the legal and beneficial ownership of the Shares.

25.	Inter-Group Agreements

Each of the Group Companies shall be entitled (without liability to any Group Company or the Buyer) and within the period of 6 months commencing on the Completion Date to terminate any agreement between it and any member of the Sellers’ Group other than an agreement relating to trade or any transaction provided for in this Agreement or any agreement entered into pursuant to this Agreement or the Unwind.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first written above.

SIGNED by	)
KEITH R. PHILLIPS	)
for and on behalf of	)
WELLMAN INTERNATIONAL INVESTMENTS)		/s/ Keith R. Phillips

in the presence of:	)

Witness:	/s/	Audrey Goodman

Address:	Middletown, NJ
Occupation:	Consultant

SIGNED by	)
KEITH R. PHILLIPS	)
for and on behalf of	)
WELLMAN, INC	)	/s/ Keith R. Phillips

in the presence of:	)

Witness:	/s/	Audrey Goodman

Address:	Middletown, NJ
Occupation:	Consultant

SIGNED by	)
KEITH R. PHILLIPS	)
for and on behalf of	)
Wellman International Investments,	)
In its capacity as managing	)
director of	)
DRS HOLDINGS NV	)	/s/ Keith R. Phillips

in the presence of:	)

Witness:	/s/	Audrey Goodman

Address:	Middletown, NJ
Occupation:	Consultant

SIGNED by	)
AURELIUS COMMERCIAL	)
INVESTMENTS GmbH	)
Duly represented by Jan Rehbock	)
pursuant to a power of attorney	)
granted by Mario Herrmann in	)	/s/ Jan Rehbock

his capacity as managing director	)
of Aurelius Commercial Investments	)
GmbH with powers of sole representation	)
in the presence of:	)

Witness:	/s/ Claire McCarthy

Address:	70 Sir John Rogerson’s Quay
Dublin 2
Occupation:	Solicitor

Schedule 3 — Business To Be Transacted Before And At Completion
Schedule 3, Part 2 — Business To Be Transacted At Completion
1.	The Sellers shall deliver to the Buyer:
(a)	duly executed transfers of the Shares to the Buyer together with share certificates for the Shares;

(b)	the Certificates of Incorporation, any Certificates of Incorporation on Change of Name, the seals, statutory books, registers and minute books of the Group;

(c)	the documents of title to the Properties which are in the possession of the Group;

(d)	duly executed share transfers in respect of all Shares in any Group Company which are not registered in the name of a Group Company together with the relevant share certificates;

(e)	a certified copy of minutes of a board meeting of each Sellers authorising the execution and performance by the Sellers of its obligations under this Agreement;

(f)	the Deed of Tax Covenant duly executed by the Sellers; and

(g)	a capital gains tax clearance certificate of the kind described in Section 980 of the TCA.
2.	The Sellers shall procure that board meetings of each Group Company shall be held at which:
(a)	such persons as the Buyer may nominate shall be appointed directors and secretary of each Group Company, effective from Completion;

(b)	the transfers referred to at paragraph 1(a) and 1(d) shall be approved (subject to the payment of stamp duty thereon);

(c)	the existing bank mandates of each Group Company shall be appropriately modified to the Buyer’s satisfaction.
3.	The Buyer shall:
(a)	deliver to the Sellers a certified copy of minutes of a board meeting of the Buyer authorising the execution and performance by the Buyer of its obligations under this Agreement;

(b)	deliver to the Sellers (if the Buyer is registered in a jurisdiction outside Ireland) an original legal opinion from the Buyer’s legal advisers in a form reasonably acceptable to the Sellers, which states that, subject to general principles of law limiting their obligations which are specifically referred to in the legal opinion, the obligations of the Buyer under this Agreement constitute legal, valid, binding and enforceable obligations;

(c)	pay €100,000 in Euro without deduction to Wellman International Investments and €50,000 in Euro without deduction to DRS Holdings NV in each case to their bank accounts, details of which have been provided by the Sellers to the Buyer;

(d)	promptly deliver to the Revenue Commissioners the share transfer forms referred to in paragraphs 1(a) and 1(d) for assessment of stamp duty and shall promptly pay the duty thus assessed. The Buyer shall procure that the share transfer forms are delivered to the Group and the Buyer’s name is entered in the Register of Members of the Group as the registered owners of the Shares as soon as possible following such stamping; and

(e)	procure the release of any and all guarantees or indemnities or securities given by any of the Sellers or the Directors or any of them or any Connected Person of any of them for or on behalf of any Group Company which have been notified in writing to the Buyer on or before the date of this Agreement (and without prejudice to the generality of the foregoing, to include the guarantees given by the Guarantor to AIB plc and to AIB Commercial Services Limited, details of which are in the Disclosure Letter) with effect from Completion.
4.	In order to complete certain financing arrangements agreed between the Buyer and the Sellers, the Buyer shall:
(a)	procure that WIL is put in funds in an amount of €27.25 million, and procure that WIL utilises these funds as follows:
(i)	to repay the AIBCS Debt:

(ii)	by the payment of €14,500,000 directly to FFBV in partial repayment of the New Loan Note Amount, leaving a balance of €11,570,726 outstanding (the “Final Loan Note Amount”);
(b)	procure that WIL enters into an offset agreement with Wellman, Inc and FFBV providing for the Final Loan Note Amount owed by WIL to FFBV to be offset against monies owning by Wellman, Inc to WIL, such that the obligations owed between WIL and FFBV in respect of the Loan Note are discharged;

(c)	procure that a board meeting of WIL is held at which transactions described in sub-paragraphs (a) and (b) are approved.
5.	Prior to the registration of the transfers referred to in paragraphs 1(a) and 1(d), the Sellers at the cost of the Buyer (to the extent that such costs are reasonable) shall co-operate in any manner reasonably required by the Buyer for the convening and conduct of general meetings of any of the Group Companies, shall execute, or procure the execution of, on a timely basis all proxy forms, appointment of representatives, documents of consent to short notice in respect of such meetings and such like that the Buyer may reasonably require, and shall generally act in all respects as the nominees and at the direction of the Buyer (acting reasonably) in respect of the Shares and all attached rights and interests. The Buyer shall register such transfers promptly after Completion.
6.	The Sellers and the Buyer shall execute, or procure the execution, of the MJR Loan Assignment.